Mail Stop 3561

September 8, 2008

Mr. Peter Ubaldi, Chief Executive Officer
Homeland Security Network, Inc.
2500 Legacy Drive, Suite 226
Frisco, Texas 75034

> **Re: Homeland Security Network, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 000-15216**

Dear Mr. Ubaldi:

We have reviewed your response letter dated August 26, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2007

1.   We note from your response to our prior comment 2 that you included a
        cumulative statement of the issuance of shares of common stock and that this
        statement further reconciled with the information in the shareholders' equity
        statement and reconciles with the supplemental disclosures of cash flow
        information on the face of the statements of cash flows. Please note that our
        original comment requested the disclosure of this detailed information be
        presented in the notes to your financial statements; Part II, Item 2 of the Form 10-
        Q does not satisfy this requirement. As originally requested, to the extent
        significant amounts of stock are issued, you should disclose in the notes to your
        financial statements the nature of each transaction, the number of shares issued,
        the share price and whether the share price represents fair value at the time of
        issuance. Your revised disclosure should be disclosed in similar detail as
        presented in Part II, Item 5 - Unregistered Sales of Equity Securities, and should
        reconcile to the statements of equity and cash flows. You should similarly revise
        the notes to your quarterly financial statements to the extent you have significant
        issuances of shares of common stock.

2.   As originally requested in our prior comment 2, please include in your response a
        reconciliation of the common stock issued per the December 31, 2007 10-KSB,
        specifically the issuances of 85,478,808 shares of common stock totaling
        $2,070,467 on your shareholders' equity statement for the fiscal year ended
        December 31, 2007 with the issuance of shares totaling $1,100,531 disclosed in
        the "Recent Sales of Unregistered Securities" and the issuances of common stock
        of $1,976,953 presented within operating activities and non-cash activities under
        supplemental disclosure of cash flow information on the face of the statements of
        cash flows. In this regard, please explain the reason(s) for the differences and
        reconcile the discrepancies.

Notes to Audited Consolidated Financial Statements
Note 11. Related Party Transactions

3.   We note your response to our prior comment 7; however, we require further
        information. We see from Part II, Item 5 of your annual report that stock valued
        at $47,231 and $295,192 was issued in September 2007 and January 2008,
        respectively, related to the purchase of this license. Please tell us the date you
        received full use of the license, what amounts you recorded on your balance sheet
        at December 31, 2007 related to the purchase of this asset and the amounts of any
        liabilities recorded at December 31, 2007 related to the stock issued in January
        2008. We may have further comment upon receipt of your response.

Quarterly report on Form 10-Q for the quarter ended June 30, 2008

Balance Sheet

4.   Reference is made to accounts receivable from related parties of $802,725. It appears that $700,000 of the $802,275 at June 30, 2008 relate to the advance to joint venture. Please confirm and describe the nature and repayment terms of the remaining amount of $102,275.

Statements of Cash Flows

5.   We note that it appears under financing activities on the face of your statements of cash flows you received advances from related parties of $783,450 during the six months ended June 30, 2008; however, we were unable to find any disclosures regarding the advances made to you. Please tell us and revise your notes to the consolidated financial statements in future filings to disclose the nature and terms of the advances from related parties including payment terms and where such amounts have been recorded within your financial statements

6.   Further, we also note under financing activities on the face of your statements of cash flows that you received proceeds from notes payable of $400,000 during the six month ended June 30, 2008; however, we were unable to find any footnote disclosure regarding the nature and terms of the proceeds received at Note 9. Please advise and revise your disclosure in future filings accordingly.

Note 2. Significant Accounting Policies
Investment in Joint Venture

7.   We note from your disclosure that you have entered into a joint venture with Huma-Clean in March 2008 and that you have advanced $700,000 to the joint venture which is to be repaid from the initial proceeds of the joint venture. In this regard, please explain to us in greater detail the nature of the payment terms of the advance; specifically, describe what is meant by "the initial proceeds of the joint venture." Your response should also include whether circumstances exist which do not require the joint venture to repay the advances and why you believe the advances are collectible. Also, tell us and disclose in future filings what consideration, if any, was contributed by you to the joint venture in exchange for a 50% share of the profit and losses of the joint venture. Please tell us the amount of your investment in the joint venture and where such amount has been recorded

on the face of the balance sheet. We may have further comment upon receipt of
your response.

Note 9. Notes Payable

8.   Your response to our prior comment 6 states that the company has taken steps to
        make sure that future disclosures regarding debt renegotiations and extended
        terms will include changes in covenants, maturity dates, and interest rates. It is
        unclear what changes have been made, as we note several statements that notes
        "have been extended" in note 9 without the detailed information concerning the
        new maturity date. As originally requested, please disclose the terms including
        changes in covenants, exact maturity dates, and interest rates rather than stating
        the old maturity date has been extended.

Note 13. Purchase of Intangible Assets

9.   Please tell us and revise your notes in future filings to disclose the useful life of
        the acquired technology from Robert Elfstrom and how the useful life was
        determined. Further, tell us why you believe it is appropriate to gross up the
        balance sheet for the entire value of the asset equal the total number of shares to
        be issued and record a liability for the remaining shares to be issued when the
        remaining 900,000 shares to be issued are contingent upon the company obtaining
        certain net revenue thresholds from the utilization of the technology.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

                                            Sincerely,

                                            Linda Cvrkel
                                            Branch Chief